SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February 2008

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

3-1, OTEMACHI 2-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

NOTICE REGARDING PROGRESS ON NTT WEST’S PLAN TO PROVIDE NEXT-GENERATION NETWORK (“NGN”) COMMERCIAL SERVICES

On February 27, 2008, the registrant filed with the Tokyo Stock Exchange and other stock exchanges in Japan a notice concerning progress on Nippon Telegraph and Telephone West Corporation’s (“NTT West”) plan to provide NGN commercial services. NTT West is a wholly-owned subsidiary of the registrant.

The information included herein contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from any future results that may be derived from the forward-looking statements.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the economy and the telecommunications industry in Japan in general. The forward-looking statements regarding the telecommunications industry may be affected by the registrant’s future business operations, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, and the risk factors set forth in the registrant’s various filings with the Securities and Exchange Commission, including its most recently filed Annual Report on Form 20-F.

No assurance can be given that the registrant’s actual results will not vary significantly from any future results that may be derived from the forward-looking statements included herein.

The attached notice is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Koji Ito
Name:	Koji Ito
Title:	General Manager
Finance and Accounting Department

Date: February 27, 2008

February 27, 2008

Company Name: Nippon Telegraph and Telephone Corporation

Representative: Satoshi Miura, President and CEO

(Code No.: 9432, First section of Tokyo, Osaka and Nagoya Stock Exchanges and Fukuoka and Sapporo Stock Exchanges)

Notice Regarding Progress on NTT West’s Plan to Provide Next-Generation Network (“NGN”) Commercial Services

Nippon Telegraph and Telephone West Corporation (“NTT West”), a wholly-owned subsidiary of Nippon Telegraph and Telephone Corporation, has announced today the current status of its plan for providing NGN commercial services. Please see the attached for further details.

For further information, please contact:
(Mr.) Nittono or (Mr.) Araki
Investor Relations Office,
Finance and Accounting Department
Nippon Telegraph and Telephone Corporation
Tel: +81-3-5205-5581
Fax: +81-3-5205-5589

February 27, 2008

NOTICE REGARDING PROGRESS ON PLAN TO PROVIDE NEXT-GENERATION NETWORK (“NGN”) COMMERCIAL SERVICES

Nippon Telegraph and Telephone West Corporation (“NTT West”) has been working in “open collaboration” with partners in different fields and from different industries in connection with its proposed NGN commercial services in order to provide more customers with more convenient and secure IP and broadband services. NTT West hereby announces the current status of its plan for providing NGN commercial services.

1.	NGN Commercial Services

(1)	Name of NGN Commercial Services

Combining the cutting edge nature of NGN and our comprehensive brand name for optical services, “FLET’S Hikari”, NTT West has decided the name for NGN commercial optical broadband services brand to be “FLET’S Hikari Next.”

(2)	Aspects of NGN Commercial Services

In addition to the existing “best efforts” services and Hikari IP Phone, NTT West will offer a wide variety of new services that utilize the quality of service (“QoS”) functions and large bandwidth that is unique to NGN. In particular, NTT West plans to launch new services such as a clearer high-quality sound Hikari Denwa, Hi-Vision quality video telephone, high-quality VoD in collaboration video distribution businesses, and retransmission services of digital terrestrial television over IP.

In the months ahead, NTT West, in collaboration with partners in different fields and industries, aims to create a variety of new, user friendly services that further utilizes the unique functions of the NGN, to expand service-lineups and to provide networks of a greater reliability to the customers, by using highly-dependable equipments of carrier grade, providing redundant telecommunications lines and equipment, and securing larger capacity.

2.	Timing of Commercialization and Areas of Deployment

NTT West plans to introduce FLET’S and Hikari Denwa services in certain areas of Osaka Prefecture (i.e. NGN field trial areas) at the end of March 2008 and will commence deployment in Osaka 06 areas, ordinance-designated cities and certain cities with prefectural government offices during the fiscal year ending March 31, 2009.

Thereafter, the expansion is planned to cover NTT West’s current FLET’S Hikari service area by the end of fiscal year ending March 31, 2011.

* For further details on items 1 and 2 above, please see the attached reference materials.

Note: Service charges and other conditions for provision of services as set forth on these pages (including the reference materials) indicate charges and other conditions contemplated as of February 27, 2008. Actual service charges and conditions for the proposed NGN commercial services commencing at the end of March 2008 may be different.

For more information, please contact:

Public Relations Department
Nippon Telegraph and Telephone West Corporation
Tel: +81-6-4793-2311

Progress on Plan to Provide Next-Generation Network (“NGN”) Commercial Services February 27, 2008 Nippon Telegraph and Telephone West Corporation (“NTT West”) (Reference)

- NGN enables provision of various types of optical broadband services (Family Type, Mansion Type and Business Type) based on the customer usage
- In addition to "best efforts" services, NGN enables provision of stable telecommunication quality according to application even in times of heavy traffic, utilizing the Quality of Service ("QoS") quality assurance function

Gbps broad-band
Using high-speed 1Gbps access line
QoS
Ensuring stable telecommunication quality in times of heavy traffic
Triple-Play
Enabling the use of V (DTT/VOD), telephone and Internet with one optical fiber access line
ISP
Content provider
SaaS
DTT retransmission business
NGN
NTT Office
Optical Fiber
< Max. 1Gbps >
Circuit terminating equipment
STB
Family Type
Max. 100Mbps
Mansion Type
Max. 100Mbps
Business Type
Max. 1Gbps(approx.)
* Customers may additionally subscribe to FLET'S SPOT
Security
Block!!
Includes security functions as the standard features
Easy Set-up
Easy Setup tool
Enables customers to easily set-up their terminals
Integration of terminals
Simplifies customers' home environments by providing terminals that integrate various functions

1. Service Summary (FLET’S Hikari Next)

NGN
NGN
Relief and comfort
from seeing
grandfather's healthy
complexion
Home
* Requires a special terminal
Interactions with family
members living afar
Consult in comfort because
facial expressions are
clearly visible
Improved service for
residents and tenants
Better productivity in business
Complexion and
symptoms are clearly visible
Home
* The launch of Hikari Denwa Office type video telephone will commence with NGN
Corporation Corporation
Clear images of growing
grandchildren in action
(Equivalent of SD quality)
(Equivalent to HD quality)
Improve image quality of conventional video telephone by utilizing NGN access lines (WAN access) and NGN functions (i.e. bandwidth control)
Offer high-definition video telephone, such as standard class (SD quality equivalent) and Hi-Vision class (HD quality equivalent)
Verify colors and shape of products
without having to travel far
(cuts time and cost spent
on business trips)
Increase productivity with feedback
from business partners and colleagues
in distant locations
HD equivalent video telephone image quality
(Source: NOTE Otemachi)
2. Service Summary (Video Telephone Equivalent to SD/HD qualities)
Community, nursing
facilities, etc.
(Equivalent of SD quality)
Movements are
Clearly visible, even
sign language
(Note) Video telephone with HD equivalent quality is
currently under consideration including the timing of
implementation
Hikari Denwa Hikari Denwa Office Type

Digital terrestrial television IP retransmission service
Multiple channel broadcast
VOD (high-definition video delivery)
Online shopping
Large-volume game delivery
Playing a match over the Internet

Quality assurance, QoS
NGN
NGN
*  A separate contract with content delivery company may be necessary
Server for playing
a match with other
distant customers
Video game business
Customer DB
Product DB
Online shops
Catalogue shops
Video delivery business Retransmission business
Films and drama series Films and drama series
See in details
Purchase
See in details
Purchase
See in details
Purchase
Shopping Shopping
TV broadcast/ live broadcast TV broadcast/ live broadcast Video game Video game
Content delivery business
Home
3. Service Summary (FLET’S Cast /for Digital Terrestrial Television IP Retransmission Business)
In addition to the existing "best efforts"-type multiple channel services, NGN enables digital terrestrial television IP retransmission services utilizing the Quality of
Service (“QoS”) quality assurance function
NGN allows use of Video on Demand
(“VOD”)
services for viewing films and drama series at
customers’
convenience, with high audiovisual quality made possible
by the QoS quality assurance function
NGN allows customers to enjoy convenient and secure shopping by reviewing products on high-definition image catalogues
NGN allows customers to download (purchase) large-volume gaming software directly and enjoy a game with other customers in a distant location

◆

◆

Enhanced security
NTTWEST
Fast trouble-shooting
Enhanced reliability
Simplified operation and management

Regional
office
Shops
Regional
office
Data center
(main)
Headquarters Factory
Data center
(back-up)
High-speed
transmission
Allows construction
of a highly stable
back-up system
Secure Secure
transmission transmission
Regional office
(NTT East)
Reduce the risk of interruption
to operations  caused by IT
system failure
Circuit terminating
equipment
Circuit terminating
equipment
Error
Automated
switch
Circuit terminating
equipment
Monitor
transmission
Server Terminal
interface
Reduce the cost of
burdensome
administrative tasks
through outsourcing
We can structure a
system where security
is enhanced
NTT West (conservation center)
NTT West will conduct integrated
monitoring of WAN /LAN, reducing
the burden of system management
and allowing early discovery and
quick recovery upon system failure.
System
manager
Portal
Email
NGN
NGN
NGN NGN
NGN NGN
Realize seamless intra-prefectural and inter-prefectural transmissions
Realize “enhanced reliability”, “enhanced security”, “simplified operation and management”, “fast trouble-shooting”
and “cost reduction” expected for transmissions by corporations
4. Service Summary (Business Ethernet Wide)
* Menu for enabling simplified operation and management (e.g. integrated monitoring system) is currently under consideration including timing of implementation
Able to achieve enhanced reliability
at important hubs through access
redundancy menu
Alleviates system
management workload
Transmission
group can be split
up.  By limiting the
transmission
between hubs,
enhanced security
can be achieved.
Each customer’s line will be
monitored.  Provides integrated
monitoring including the
customer's system (monitoring
of equipment and
performance).  In the case of a
failure or error, customer will
be notified  immediately and
restoration process will be
conducted immediately.
WEST

Main Charge Structure (Tentative)
5-1  Charges for Proposed NGN Commercial Services (1)
Combining the cutting edge nature of NGN and our comprehensive brand name for optical services, “FLET’S
Hikari”, the proposed optical broadband service will be called “FLET’S Hikari Next”
Charge structures for NGN products will be similar to those of existing products.  NTT West plans to offer charges for content-distribution businesses at the same level as existing charges but the services provided will be enhanced by the addition of Quality of Service (“QoS”) function. NTT West plans to provide charge structures which will be convenient for customers and will enable collaboration with different businesses and industries to create a variety of services.
FLET’S HIKARI PREMIUM Family Type
B FLET’S Family 100 Type
B FLET’s Basic Type
FLET’S HIKARI PREMIUM Mansion Type
B FLET’S Mansion Type
FLET’S HIKARI PREMIUM Enterprise Type
B FLET’S Business Type
Hikari Denwa Business Type
Optical
Broadband
Service
Category
For single-dwelling unit
<Family Type> (up to 100 Mbps)
For multi-dwelling unit
<Mansion Type> (up to 100 Mbps)
For office
<Business Type>
(up to approx. 1GB)
0AB-J
IP Telephone/
Video Telephone
The same as existing services
e.g. Single-dwelling unit  : JPY4,300 /month
(incl. tax: JPY4,515 /month)
Multi-dwelling unit (Plan 1) : JPY3,100 /month
(incl. tax:  JPY3,255 /month)
The same as existing services
:Planned for March 2008 : Planned for future
[Legends] Underlined in red: New function
Service Name
FLET’S Hikari Next
Under Consideration Under consideration For large commercial entity
< >: Type name
Existing Service
Hikari Denwa /
Hikari Denwa
Office Type
For private customers /small to
medium enterprise
Voice
communi-
cations
Video
telephony
High quality
[7Khz]
The same as existing services
Hikari Denwa:  JPY500 /month (incl. tax: JPY525 /month)
Hikari Denwa Office Type:  JPY1,300 /month (incl. tax: JPY1,365 /month)
Basic
charge
Communi-
cation
charge
The same as existing services
JPY8 /3 min  (incl. tax: JPY8.4 /3 min)
Standard quality
Communi-
cation
charge
The same as existing services
JPY15 /3 min (incl. tax: JPY15.75 /3 min)
HD quality
Communi-
cation
charge
Standard quality
SD quality
JPY100 /3 min  (incl. tax: JPY105 /3 min)
Hikari Denwa /
Hikari Denwa Office Type
Video
telephony
NA
Standard type
(Office type not provided)
NA
Voice
communi-
cations
* Hikari Denwa: Hikari
(Fiber-based) IP phone services provided by NTT East
and NTT West
NA
Standard quality

V P N
CUG type /Center-end type
* Individual contract per line
Under consideration
At or below existing services
Basic charge (fixed charge at different bandwidth)
e.g. 1G center line (intra-prefectural): JPY1.164 million yen /month
(incl. tax: JPY1.2222 million /month)
FLET’S Office
N/A
CUG type /Center-end type
* Individual contract per line
Under consideration
FLET’S /VPN Wide
FLET’S Group Access
QoS
Under consideration
Center-end type
* One time contract at the center
5-2  Charges for Proposed NGN Commercial Services (2)
Content
Distribution
Service
Unicast transmission
Multicast transmission
* Provided as an additional function
to Unicast transmission
Unicast transmission
For digital terrestrial television
IP retransmission business
At or below existing services
Basic charge (fixed charge at different bandwidth)
e.g. 1G single: JPY2.8 million /month
(incl. tax: JPY2.94 million /month)
The same level as existing services
Basic charge (fixed charge at different bandwidth)
+Additional charge (pro rata)
e.g. 1G single:
In addition to the basic charge of Unicast above,
JPY2.5 million /month + JPY 200 /delivery or month
(incl. tax: JPY2.625 million /month
+ JPY210 /delivery or month)
JPY200
/month
(note)
(Incl. tax: JPY210
/month)
Introduction of a new charge for
retransmission business
FLET’S v6 Cast
FLET’S v6 Cast
N/A
N/A
Ethernet
Service
Wide-area Ethernet communication
Below existing services within prefecture
Fixed charge for within Message Area, within prefecture and inter-
prefecture depending on the bandwidth
e.g.  100M (intra-prefectural communication):  Approx. JPY260,000 /month
(incl. tax: Approx. JPY270,000 /month)
100M (inter-prefectural communication):  Approx. JPY840,000 /month
(incl. tax: Approx. JPY 880,000 /month)
* The charges are examples of model subscription per one access line
Business Ethernet
(intra-prefectural)
: Planned for March 2008 : Planned for future
Legend
Underlined in red: New function
(note) – requires Hikari Denwa
FLET’S Cast
Business Ethernet
Wide
Main Charge Structure (excluding tax) (Tentative)
Category Service Name
Existing Service
Best
Effort
QoS
QoS
The same level as existing Unicast transmission
Basic Charge (fixed charge at different bandwidth)
+ Additional charge (pro rata)
e.g. 1G single:
JPY 3 million /month + pro rata transmission charge
in excess of a certain hours
FLET’S /VPN gate
For digital terrestrial
television
IP retransmission
business
Charges to be paid by the service providers
Additional fee to
be paid by
customers
receiving the
services
JPY0
/month
JPY0
/month
Best
Effort
(intra-prefectural &
inter-prefectural)

6. NGN Commercialization and Deployment in West Japan
FLET’S
series
&
Hikari Denwa
(IP-based)
series
services
FY 2008 FY 2009 FY 2010
Launch in 06 areas of Osaka
Rollout in cities with size
equivalent to prefectual
capital (one by one)
Launch in certain areas of Osaka
Expansion to entire current
FLET’S
Hikari service area
by the end of FY 2010
Ethernet
service
Service rollout according
to user needs
Launch in certain
areas of Osaka
07
Launch in ordinance-designated cities
Expansion in ordinance-
designated cities and other major
cities with size equivalent to
prefectural capital (one by one)
*1 Optical broadband services, services for content delivery business, VPN *2 OAB-J IP telephone /video telephone
** “FY” in this material represents one fiscal year which is a 12-month period beginning on April 1 of the year indicated and ending on March
31 of the year subsequent to the year indicated.
Begin commercialization in certain areas of Osaka by the end of the fiscal year ending March 31, 2008
Begin FLET’S series
*1
and Hikari Denwa (IP-based) series
*2
services in ordinance-designated cities and other
cities with size equivalent to prefectural capital within the next fiscal year and by the end of FY 2010, expand the services to cover the entire current FLET’S Hikari service area